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ADAM M. FOX

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February 12, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Jennifer Hardy and Brigitte Lippmann

Re:	Interactive Brokers Group, Inc.
Amendment No 1 to the Registration Statement on Form S-1
File No. 333-138955

Ladies and Gentlemen:

Interactive Brokers Group, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (Registration No. 333-138955) (the “Registration Statement”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated December 22, 2006 from Ms. Jennifer Hardy to Mr. Thomas Peterffy, Chairman, Chief Executive Officer and President of the Company. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. With respect to the Staff's comments 41 through 47, although the Company has made most of the changes requested by the Staff therein, we understand that the Office of Chief Counsel has previously reviewed the form of Plan of Distribution disclosure for OpenIPO offerings in its entirety and has indicated it would have no further comments.

General

1.                                      Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum

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offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided.

Response:

The Company notes the Staff’s comment and has revised the prospectus cover page and the body of the prospectus accordingly.

2.                                      All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

Response:

The Company notes the Staff’s comment and has filed the exhibits listed below along with Amendment No. 1. We note that the following exhibits are, where indicated, forms that remain subject to further change.

3.1	Form of Amended and Restated Certificate of Incorporation of Interactive Brokers Group, Inc.

5.1	Opinion of Dechert LLP.

10.4	Form of Amended and Restated Operating Agreement of IBG LLC.

10.5	Form of Limited Liability Company Operating Agreement of IBG Holdings LLC.

10.6	Form of Exchange Agreement by and among Interactive Brokers Group, Inc., IBG Holdings LLC, IBG LLC and the Members of IBG LLC.

10.7	Form of Tax Receivable Agreement by and between Interactive Brokers Group, Inc. and IBG Holdings LLC.

21.1	Subsidiaries of the registrant.

3.                                      Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

Response:

The Company notes the Staff’s comment and will take the requested action.

4.                                      Please do not use smaller type on the front cover and in tables and footnotes, as you do on pages 17, 42, 45, 47, 50, 59, 66, and 68, for example.

Response:

The Company notes the Staff’s comment and, where practicable, has revised the document accordingly.

Prospectus Cover Page

5.                                      The text on your cover page is dense. Limit the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision. We note for example that the information set forth in the second and third paragraphs is not Item 501 information.

Response:

The Company notes the Staff’s comment and has revised the prospectus cover page accordingly.

6.                                      You disclose that the net proceeds of the offering will be used to purchase membership interests in IBG LLC from its members. However, it is unclear what portion of the net proceeds will go to your affiliates. Please quantify and provide greater detail in the Summary and Use of Proceeds sections, what percentage of the net proceeds your officers and directors will receive from the offering. Also add a risk factor that a significant amount of the proceeds will go to officers and directors rather than be used for corporate business purposes. In the summary, disclose the amount of proceeds each officer and director will receive.

Response:

The Company notes the Staff’s comment and has revised the “Prospectus Summary,” “Use of Proceeds” and “Risk Factors” sections accordingly. We also note that, as described in greater detail in the revised “Prospectus Summary” subsection entitled “Recapitalization and Organizational Structure,” the description of the Recapitalization has been revised from the version described in the original Registration Statement. The historical members of IBG LLC will first contribute all of their IBG LLC membership interests to IBG Holdings LLC in exchange for IBG Holdings LLC membership interests. IBG Holdings LLC will then sell a portion of its newly-acquired IBG LLC membership interests to the Company for a purchase price equal to the net proceeds of the offering and immediately use the proceeds thereof to redeem a portion of the IBG Holdings LLC membership interests from its members. With respect to the amount of offering proceeds going to IBG LLC members, this transaction will have the identical result as the transaction described in the original Registration Statement, and the amount of net proceeds to be received by the Company’s directors and executive officers has been quantified on pages 9 and 40 of the prospectus.

Information about This Prospectus, page ii

7.                                      Please delete the language in the last paragraph that neither you nor any independent sources have verified market data to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Response:

The Company notes the Staff’s comment and has deleted from the “Information about this Prospectus” section the information referenced by the Staff.

Prospectus Summary, page 1

8.                                      Disclosure on pages 1-8 of the prospectus summary repeats information contained on pages 82-97 of the Business section of the prospectus. Please shorten the prospectus summary so that includes only highlights of the key aspects of your business and the offering. For example, if you want to highlight key aspects of your business strategy, please do so in a short bullet-point list. See instruction to Item 503(a) of Regulation S-K. In addition, please revise to include a balanced description of your business, including the associated risks. For example, while you disclose revenues and income, you do not discuss that the historical financial information may not be representative of your results as an independent public company and you do not discuss your significant indebtedness.

Response:

The Company has revised the “Prospectus Summary” section as requested by the Staff, including shortening it and adding a discussion of material risks. We note that, given its cash position, the Company does not view its indebtedness as being significant in amount or importance to the financial condition of the Company.

Our Business, page 1

9.                                      Please disclose that part of your business includes a subsidiary registered as a broker under Section 15 of the Securities Exchange Act of 1934. Please provide appropriate disclosure regarding the costs and potential liabilities resulting from this registration, including risk factor disclosure if material.

Response:

The Company notes the Staff’s comment and has revised the business section of the “Prospectus Summary” section accordingly. The Company does not view the costs and potential liabilities of having two subsidiaries being Section 15 broker-dealers as being material and does not view further risk factor disclosure as being necessary.

10.                               In the first paragraph, disclose that you are a holding company and that the operations of the IBG business will be performed and all your assets will be held through IBG LLC. Also disclose in this paragraph that 5% of the membership interests will be held by the class A shareholders and 95% of the membership interests will be held by IBG Holdings LLC, including Thomas

Peterffy and his affiliates. Also explain that the IBG LLC membership interests may be exchanged for class A shares.

Response:

The Company notes the Staff’s comment and has revised the “Prospectus Summary” and other applicable sections of the Registration Statement accordingly. We also note that, as described in greater detail in the revised “Prospectus Summary” subsection entitled “Recapitalization and Organizational Structure,” the future treatment of the IBG LLC membership interests has been changed slightly from the version described in the original Registration Statement. IBG Holdings LLC membership interests will not be exchanged for shares of Class A common stock of the Company. Instead, holders of IBG Holdings LLC membership interests will be able to cause redemption of their interests on an annual basis in accordance with the schedule described on page 38 of the prospectus in Amendment No. 1. IBG Holdings LLC would obtain the consideration for such redemptions through its sale of a portion of its IBG LLC membership interests to the Company which, in turn, may obtain the consideration for such purchases through its sale of Class A common stock to public stockholders. The prospectus has been changed accordingly on pages 30, 38, 39, 134 and135 to explain these structural changes.

11.                               We note the comparative and factual assertions throughout your prospectus as to the size of your operations and market share, your leading positions, and certain information related to your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. You also refer to data compiled by the FIA, Institutional Investor and several stock exchanges. Please advise us as to whether your basis for your comparative and factual assertions is based on the most recently available data and, therefore, is reliable. In addition, if you funded or were otherwise affiliated with any sources that you cite, please disclose this fact. Otherwise, please confirm to us that your sources are widely available to the public. If any of the sources are not publicly available, please either file consents or explain to us why you are not required to do so under Section 7 of the Securities Act and Rule 436 of Regulation C.

Response:

The comparative and factual assertions contained in the Registration Statement were based on the most recently available data, except in those circumstances in which older data was used, as indicated in the Registration Statement, in connection with statements regarding the Company’s historical performance. Except with respect to the statement referred to below, the Company has advised us that the sources cited are widely available to the public. Page 1 of the Amendment No. 1 contains the following statement:  “We were the number one or number two liquidity provider on each of the three largest U.S. options exchanges (the Chicago Board Options Exchange, the International Securities Exchange and the Philadelphia Stock Exchange) during the nine months ended September 30, 2006, according to rankings provided by these exchanges.” This statistic was provided to the Company by each of the three exchanges listed. Chicago Board of Trade (CBOE) produces a monthly report, available to members for a fee. International Securities Exchange (ISE) and Philadelphia Stock Exchange (PHLX) do not have standard reports. Their staffs provided written liquidity ranking data when requested by the Company. With regard to these latter two sources, we respectfully submit that the Company is not required to file written consents from these sources under Section 7 of the Securities Act or Rule 436 of Regulation C. Specifically, this is not an instance in which a “report or opinion of an expert or counsel is quoted or summarized as such in the registration statement” or “it is stated that any information contained in the registration statement has been reviewed or passed upon by any persons and that such information is set forth in the registration statement upon the authority of or in reliance upon such person as experts,” which are the two situations requiring written consents under Rule 436. The sources used are neither experts nor counsel, and the information they provided in writing to the Company were not reports or opinions, but rather factual data from their own records.

Recapitalization and Organizational Structure, page 9

12.                               Disclose that Thomas Peterffy and his affiliates own 100% of the class B shares and clarify whether the class B shares are tied to the membership interests.

Response:

The Company notes the Staff’s comment and has revised the “Recapitalization and Organizational Structure” subsection of the “Prospectus Summary” section on pages 6 and 7 of the prospectus to clarify that although the Company’s Class B common stock will be owned directly by IBG Holdings LLC, Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings LLC, will beneficially own all outstanding shares of Class B common stock and will initially be able to exercise control over all matters requiring the approval of the Company’s stockholders, including the election of the Company’s directors and the approval of significant corporate transactions. Immediately after this offering, the Company’s Class B common stock will have approximately 94.9% of the voting power of the Company, which percentage will decrease proportionately to the extent that IBG Holdings LLC owns a smaller percentage of IBG LLC. While such voting power will decrease proportionately over time to the extent that IBG Holdings LLC owns a smaller percentage of IBG LLC, the number of shares of Class B common stock will stay constant at 100.

13.                               Identify the executive officers and the number of employees who hold the 10% membership interests. Disclose whether any membership interests will be granted to employees in connection with the offering.

Response:

The Company notes the Staff’s comment and has revised its disclosure as requested on pages 9, 40, 131 and 132 of the prospectus. No membership interests of IBG LLC or IBG Holdings LLC will be granted to employees in connection with the offering.

14.                               Please provide prominent disclosure regarding the total compensation or other remuneration that each executive officer and director received or will receive from cash dividends or distributions in 2006 and 2007 and the proceeds of this offering.

Response:

The Company notes the Staff’s comment and has revised its disclosure as requested on pages 9, 40 and 128 of the prospectus.

15.                               You indicate that after the completion of the recapitalization, your primary asset will be your ownership of approximately 5 percent of the membership interest in IBG LLC, including your controlling interest and related contractual right as managing member of IBG LLC. You also indicate that you will operate and control all of the business and affairs of IBG LLC and you will consolidate IBG LLC. Please tell us more regarding the rights held by the non-managing members of IBG LLC and how you determined that you control IBG LLC for consolidation purposes. Please refer to paragraphs 6-21 of EITF 04-5.

Response:

The Company supplementally furnishes to the Staff the requested analysis in Exhibit A attached hereto.

Overview, page 9

16.                               We note your disclosure that net profits and losses of IBG LLC will be allocated on a pro rata basis. Please clarify whether all of the management fees, incentive income and investment income earned by the operating company will flow to the class A shareholders in the same manner as to the IBG Holdings LLC members. For example, explain how IBG LLC income is distributed to the IBG Holdings LLC members and whether the income that these members receive is subject to different allocations, such as pursuant to the tax receivable agreement. Clarify whether all the IBG LLC membership interests are the same or whether some, such as the interests distributed to the Thomas Peterffy and his affiliates, have different features or rights associated with them, such as an associated class B share.

Response:

As set forth on page 9 of the prospectus contained in the initial Registration Statement (page 9 of the prospectus contained in the Amendment No. 1), net profits, net losses and distributions of IBG LLC will be allocated and made to its members pro rata in accordance with the respective percentages of their membership interests in IBG LLC. The Company has revised this statement on pages 9 and 40 of the prospectus to clarify that such pro rata allocations and distributions would also include any management fees, incentive income and investment income earned by IBG LLC. Accordingly, net profits and net losses of IBG LLC will initially be allocated, and distributions by IBG LLC will initially be made, approximately 5.1% to the Company and approximately 94.9% to IBG Holdings LLC. Subject to the availability of net cash flow at the IBG LLC level, IBG LLC shall distribute to the Company and to IBG Holdings tax distributions using a tax rate no less than the actual combined federal, state and local income tax rates applicable to the Company’s allocable shares of income. Assuming IBG LLC makes distributions to its members in any given year, the determination by the Company to pay any dividends to the Class A stockholders of the Company will be made by the board of directors of the Company, and the making of distributions to the IBG Holdings LLC members will be in accordance with the IBG Holdings LLC Operating Agreement. At the IBG Holdings LLC level, allocations and distributions are to be made to the members thereof in accordance with the number of IBG Holdings LLC membership interests held by each, and allocations and distributions relating to the tax benefit payments received by IBG Holdings LLC are to be made to the members in accordance with the number of tax benefit shares held by each.

In response to the last sentence of the Staff’s comment 16, we note that the Class B Common Stock is owned directly by IBG Holdings LLC, and not by Mr. Peterffy directly, but is considered beneficially owned by Mr. Peterffy through his ownership of 100% of the voting membership interests in IBG Holdings LLC.

Exchange and Redemption of Membership Interests, page 11

17.                               Please disclose what effect, if any, the exchanges will have on the existing class A shareholders.

Response:

The Company notes the Staff’s comment and has revised the disclosure accordingly on pages 11 and 30 of the prospectus. As described in our response to the Staff's comment 10 and set forth greater detail in the revised “Prospectus Summary” subsection entitled “Recapitalization and Organizational Structure,” the future treatment of the IBG LLC membership interests has been changed from the version described in the original Registration Statement. In response to the Staff’s comment, the Company has revised its disclosure to indicate that the anticipated sales of the Company’s common stock and the application of the net proceeds to acquire IBG LLC membership interests are expected to have a negligible effect on the existing holders of the Company’s common stock, as the holders of the

Company’s common stock would then own a larger portion of IBG LLC. Such transactions will have the effect of diluting the percentage ownership in the Company by stockholders existing immediately after consummation of the offering. However, because the Company will acquire an increased percentage ownership in IBG LLC over time as a result of such transactions, such transactions will not impact such stockholders’ effective percentage ownership of the economics of the underlying IBG LLC business.

18.                               If true, disclose that the annual registration of the common stock issued in exchange for the unrestricted is a requirement according to the exchange and registration rights agreement. Also disclose that you have agreed to register, upon demand by Thomas Peterffy, any or all shares issuable upon voluntary exchange of the membership interests owned in IBG Holdings LLC.

Response:

The Company notes the Staff’s comment and has revised its disclosure on pages 10, 38 and 134 of the prospectus, after accounting for the change in the future treatment of the IBG LLC membership interests as described in our response to the Staff's comment 10.

19.                               Disclose whether the limitation on exchange for the unrestricted membership interests is set forth in an agreement.

Response:

The Company notes the Staff’s comment and has revised its disclosure on pages 10, 38 and 134 to indicate that the limitation on what are now structured as redemptions of the unrestricted IBG Holdings LLC interests is set forth in the Exchange Agreement.

20.                               Please disclose when the tax savings payments must be made to the IBG LLC members. For example, is there a specific time period after the exchange when payment must be made?

Response:

The Company notes the Staff’s comment and has added the following disclosure on page 39 of the prospectus: “As set forth in the tax receivable agreement, we will pay the remaining 85%

of the realized tax benefits relating to any applicable tax year to IBG Holdings LLC within three calendar days of the delivery of a tax benefit calculation by us to IBG Holdings LLC, which delivery will take place within ten calendar days after the filing of our U.S. federal income tax return for the applicable tax year. IBG Holdings LLC shall distribute, pursuant to its operating agreement, any tax benefit payments received by it from us within 90 days following receipt thereof.”

21.                               Please provide greater detail regarding the company’s ability to realize tax benefits if the IBG Holdings LLC members own more than 20% of the outstanding shares. Also explain how these members could own more than 20% of the outstanding shares if there is a requirement, as you disclose on page 11, that the shares issuable upon exchanges will be immediately sold into the public markets to parties other than members of IBG Holdings LLC.

Response:

In light of the fact that IBG Holdings LLC membership interests will, as described in our response to the Staff's comment 10, not be exchangeable into shares of Class A common stock but rather subject to redemption by IBG Holdings LLC, potentially using the proceeds of public offerings by the Company of shares of Class A common stock, there is a lessened concern that the IBG Holdings LLC members would own more than 20% of the shares of Class A common stock. In addition, the exchange agreement prohibits IBG Holdings LLC members from acquiring shares of Class A common stock in the aforementioned public offerings of shares of Class A common stock. However, the application of certain tax attribution rules, such as among family members and partners in partnerships, could result in IBG Holdings LLC members being deemed for tax purposes to own shares of Class A common stock even though they actually own no such common stock. We have revised our disclosure on pages 18, 19, 135 and 136 accordingly.

22.                               Please explain in greater detail the “certain circumstances” under which IBG Holdings LLC or Thomas Peterffy would cause the unrestricted membership interests to be fully exchanged and what affect this would have on the class A shareholders.

Response:

The Company notes the Staff’s comment and has revised its disclosure on pages 10 and 39 of the prospectus to explain that IBG Holdings LLC and the Company’s board of directors could cause the IBG Holdings LLC interests to be fully redeemed in the event of a change in control of the Company (unless otherwise determined by the Company’s incumbent board of directors) or at any time following the first anniversary of the offering. Upon full redemption of the IBG Holdings LLC interests and corresponding public offerings by the Company of shares of common stock, all of the IBG LLC membership interests formerly owned by IBG Holdings LLC would be owned by the Company. As set forth in our response to the Staff's comment 17, such mandatory redemption would have the effect of diluting the percentage ownership in the Company by stockholders existing immediately after consummation of the offering. However, because the Company will acquire an increased percentage ownership in IBG LLC over time as a result of such transactions, such transactions will not impact such stockholders’ effective percentage ownership of the economics of the underlying IBG LLC business.

The Offering, page 14

23.                               Please revise to provide a brief description of the OpenIPO procedures. For example, provide a bulleted list of the phases of the auction process.

Response:

The Company notes the Staff’s comment and has revised its disclosure as requested on page 12 of the prospectus.

24.                               Disclose that the clearing price, and therefore the actual offering price, could be higher or lower than the price range estimated for the offering.

Response:

The Company notes the Staff’s comment and has revised its disclosure as requested on page 12 of the prospectus.

25.                               Please add a heading to explain the exchange rights and disclose how many class A shares are reserved for exchange.

Response:

The Company notes the Staff’s comment and has added the requested disclosure on page 11 of the prospectus.

Risk Factors, page 18

Future sales of our common stock . . ., page 31

26.                               Disclose that according to the exchange and registration rights agreement you expect to register the common stock issued in exchange for the unrestricted IBG Holdings LLC memberships interests annually commencing one year after this offering.

Response:

The Company notes the Staff’s comment and has revised its disclosure on pages 10, 38 and 39 of the prospectus to describe the anticipated annual public offerings of common stock in connection with redemptions of IBG Holdings LLC membership interests, in accordance with the exchange agreement.

Dividend Policy, page 41

27.                               Disclose the frequency and amount of any cash distributions for the past two years. See Item 201(c) of Regulation S-K. We note that in 2006 you paid $152 million in cash dividends. Please disclose whether this distribution was declared pursuant to any agreement. Clarify whether you have historically had used earnings or borrowings to make these distributions.

Response:

The Company notes the Staff’s comment and has revised its disclosure as requested on page 42 of the prospectus.

28.                               Please describe any provisions in your debt and operating agreements which may restrict you from paying dividends.

Response:

The Company notes the Staff’s comment and has revised its disclosure as requested on page 41 of the prospectus.

Dilution, page 43

29.                               Revise the dilution table to include the shares underlying interests that officers, directors, principals, employees, consultants and affiliates have the right to acquire, including interests to be granted under your equity and employee incentive plans. See Item 506 of Regulation S-K. Also include the shares issuable upon conversion of the ROI units.

Response:

The Company has revised its disclosure to include in the “Dilution” section the number of shares that may be acquired under the Company’s employee incentive plan and upon investment of accumulated earnings on the ROI units. We respectfully submit, however, that inclusion of such amounts in the calculation of dilution itself is neither customary nor provided for by Item 506 of Regulation S-K. In the Company’s case, we view Item 506 of Regulation S-K as requiring disclosure of the pro forma effects of both the offering and the Recapitalization (assuming the purchase by the Company of all IBG LLC membership interests and the issuance by the Company of a corresponding number of shares of common stock to public stockholders), which disclosure the Company has included in the “Dilution” section.

Unaudited Pro Forma Consolidated Financial Data, page 44

30.                               For all adjustments columns included in your pro forma financial statements, please ensure that you clearly describe how you computed each adjustment, if not obvious. Your description should be detailed enough that a reader may recalculate the adjustments easily.

Response:

The Company notes the Staff’s comment and has revised the descriptions for the pro forma adjustments to specifically disclose the basis or calculations from which such adjustments were derived. Other revisions to these footnotes have also been made as required by changes to the pro forma financial statements as a result of responding to the Staff's comments 31 through 35.

31.                               Your pro forma consolidated statement of financial condition should be presented as if the transaction were consummated on the balance sheet date. Please revise to disclose that your consolidated statement of financial condition was prepared assuming the transaction was consummated on September 30, 2006 and modify your pro forma adjustments, if necessary.

Response:

The Company notes the Staff’s comment and has revised the unaudited pro forma consolidated statement of financial condition as of September 30, 2006 to report the transaction as if it had been consummated as of September 30, 2006. The respective pro forma adjustments have also been modified as necessary.

Unaudited Pro Forma Consolidated Statements of Income, page 45

32.                               Please provide pro forma earnings per share information for all periods presented.

Response:

As requested by the Staff, pro forma earnings per share information has been incorporated into the unaudited pro forma consolidated statements of income for the year ended December 31, 2005 and for the nine months ended September 30, 2006, and in the pro forma columns of the table set forth in the “Summary Historical and Pro Forma Consolidated Financial Data” section on page 15 of the prospectus. Weighted average common share data have also been inserted on page 15 of the prospectus.

Unaudited Pro Forma Consolidated Statement of Financial Condition, page 47

33.                               Please also disclose the number of common shares of authorized, issued and outstanding on a pro forma basis. Given that the number of shares to be issued has not been determined due to the OpenIPO process, please provide a sensitivity analysis for the number of shares issued and the net earnings per share that takes into consideration the potential variation in the number of shares to be issued. Refer to Article 11 of Regulation S-X for additional guidance on preparing pro forma financial statements.

Response:

As requested by the Staff, the stockholders’ equity section of the unaudited pro forma consolidated statement of financial condition has been expanded to report the pro forma composition of stockholders’ equity, based on an assumed issuance of 20 million shares of Class A common stock. With regard to the Staff’s request for a sensitivity analysis, a new footnote 6 to the unaudited pro forma consolidated statement of financial condition has been added to disclose a sensitivity analysis of expected offering proceeds under scenarios of +/-3 million shares (+/-15% of the targeted number of shares to be offered). However, we note that the OpenIPO process is no more or less likely to result in a change in the number of offered shares than an initial public offering conducted in the traditional manner. In an OpenIPO auction offering, the number of shares to be offered by the issuer is generally fixed and the aggregate proceeds are variable, dependent on the public offering price. If the public offering price increases or decreases, typically the gross proceeds to be received by the issuer increases or decreases, not the number of shares to be offered. The number of shares offered in an OpenIPO is only changed in response to an unanticipated level of demand.

34.                               Please revise the stockholders’ equity line item to show the components of stockholders’ equity. You should include the amounts in each component including but not limited to common stock and additional paid in capital.

Response:

The Company notes the Staff’s comment and has revised its disclosure as requested. The Company notes that because 100% of the offering proceeds will ultimately be paid to existing members of IBG LLC, such proceeds have been accounted for as a deemed dividend in accordance with EITF Issue 88-16 and have been netted against additional paid in capital in the unaudited pro forma consolidated statement of financial condition.

Notes to the Unaudited Pro Forma Consolidated Statement of Financial Condition, page 48

35.                               Regarding Note (1), you indicate that additional deferred income tax expenses are reflected in the pro forma statements of income for the year ended December 31, 2005 and for the nine month ended September 30, 2006. Please tell us why you have included this adjustment in your balance sheet as of September 30, 2006. In this regard, we note that the pro forma balance sheet should be presented as if the transaction took place on September 30, 2006. Note (2) also appears to take prior period information into consideration. Please revise or advise.

Response:

The Company notes the Staff’s comment and pro forma adjustments reported in the unaudited pro forma consolidated statements of income have been excluded from the unaudited pro forma consolidated statement of financial condition to report the Recapitalization and the offering as if these transactions had been consummated as of September 30, 2006.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page  51

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005,  page 60

36.                               Please expand/revise the discussion of your results of operations for each period presented to address the following:

•                  Please provide a more comprehensive analysis of factors that impacted your trading gains, commissions and execution fees, interest income and interest expense, other income and non-interest expenses. In addition, you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations. Your discussion and analysis should provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.

•                  Please quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, you indicate that the increase in commissions and fees was due to higher trading volume partially offset by a reduction in customer commission and execution rates implemented in 2005. However, you do not quantify the amount of the increase related to higher trading or the impact of the reduction in commission and execution rates.

Please refer to Item 303 of Regulation S-K, Section 501 of Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Response:

The Company has expanded and revised the discussion of its results of operations to address the Staff’s comments.

Business, page 82

Intellectual Property, page 117

37.                               We note your Summary disclosure that your proprietary technology is the key to your success. In the risk factors, you disclose that you rely primarily on trade secret, contract, copyright, trademark and patent law to protect your proprietary technology. Please describe in greater detail the duration and effect of all patents and trademarks held. See Item 101(c)(iv) of Regulation S-K.

Response:

The Company notes the Staff’s comment and has revised its description of intellectual property on page 123 of the prospectus to disclose the duration of its service marks. The Company notes supplementally that it currently does not have any patents, and it has revised its disclosure in the “Risk Factors” section and the intellectual property subsection of the “Business” section accordingly.

Legal Proceedings and Regulatory Matters, page 117

38.                               Please disclose the name of the court in which the proceedings are pending and the principal parties thereto. See Item 103 of Regulation S-K.

Response:

The Company notes the Staff’s comment and has revised its disclosure on page 124 of the prospectus  to include the name of the court in which the Kevin Steele proceeding is pending and to clarify that Interactive Brokers LLC (“IB”) is not a party to this action. We also note that the National Futures Association (“NFA”) proceeding against IB that is referenced in the legal proceedings section is a proceeding pending within the NFA, IB’s designated self-regulatory organization for futures trading, and is therefore not pending in a court.

Summary Compensation Table, page 122

Return on Investment Dollar Units, page 123

39.                               Please confirm that none of the ROI units were granted to any named executive officers.

Response:

The Company supplementally confirms that none of the Return on Investment Dollar Units were granted to any named executive officers and has noted such fact on page 130 of the prospectus.

Description of Capital Stock, page 130

40.                               Please also include a description of the membership interests and the operating agreement for IBG LLC since you are dependent upon the operating company to distribute cash to you in amounts sufficient to pay your tax liabilities and other expenses.

Response:

The Company notes the Staff’s comment and has revised its disclosure as requested on pages 140 and 141 of the prospectus.

Plan of Distribution, page 142

41.                               Because this is a best efforts offering, please describe in greater detail the conditions to the obligations of the placement agents. See Instruction to Item 508(a) of Regulation S-K.

Response:

The Company notes the Staff’s comment and has enhanced its disclosure on page 151 of the prospectus to indicate that the obligations of the placement agents are subject to various conditions, principally the declaration of effectiveness by the Commission of the Registration Statement, the absence of any material adverse change in the Company’s business, and the receipt of certificates, opinions and letters from the Company and its counsel.

The OpenIPO Auction Process, page 142

42.                               Please provide us supplementally with a fair and accurate description, or screen shots, of the internet web pages the investors participating in the auction will see prior to the auction.

Response:

The Company notes the Staff’s comment and has provided to the Staff supplementally, as Exhibit B attached hereto, a screen shot of the internet web page on the website of WR Hambrecht & Co. that the investors participating in the auction will see prior to the auction.

Effectiveness of the Registration Statement, page 14

43.                               Please clarify in the last sentence that the right for bidders to withdraw their bids before the notice of acceptance is sent includes periods after the closing of the auction. See Rule 134(d) of the Securities Act of 1934.

Response:

The Company notes the Staff’s comment and has revised its disclosure as requested on page 152 of the prospectus.

Changes in the Price Range or Offering Size..., page 144

44.                               Please disclose the percentage threshold at which would determine a material change had occurred which would trigger the requirement of reconfirmations and filing of a post-effective amendment.

Response:

The Company notes the Staff’s comment and has added the following sentence on page 153 of the prospectus: “We will generally not consider any increase or decrease in the price range or offering size to be material unless such increase or decrease represents more than a 20% change in the maximum aggregate offering price of the shares.”

45.                               Please disclose any other circumstances that would trigger the requirement for bidders to reconfirm bids.

Response:

The Company believes that it has included sufficient disclosure on circumstances that would trigger the requirement for bidders to reconfirm their bids under the subsection entitled “—Reconfirmation of Bids” on pages 152 and 153 of the prospectus. While there may be other remote circumstances, such as unforeseen technical difficulties, that would trigger the requirement for bidders to reconfirm their bids, we believe that such circumstances are very unlikely and may be unforeseeable. We respectfully submit that listing these circumstances would not be useful disclosure. In addition, because such circumstances may be unforeseeable, we would not be able to list every possible circumstance.

46.                               Please disclose the procedures for reconfirmation of bids.

Response:

We respectfully submit that the Registration Statement already contains disclosure of the procedures for reconfirmation of bids in the subsection entitled “—Reconfirmation of Bids” on pages 152 and 153 of the prospectus.

Requirements for Valid Bids, page 149

47.                               Tell us what you mean by the term “suitability and eligibility standards” in connection with this auction process. Are you referring to the suitability under the National Association of Securities Dealer’s Rule 2310 and/or the New York Stock Exchange’s Rule 405, or are you referring to some other suitability standards that will be applied by the placement agents in this offering?

Response:

In using the term “suitability and eligibility standards,” we are referring to the suitability both under the NASD’s Rule 2310 and the NYSE’s Rule 405.

Legal Matters, page 153

48.                               Please disclose the fair market value of the securities owned, received and to be received, or subject to options, warrants or rights received or to be received by counsel if it exceeds $50,000. See Instruction to Item 509 of Regulation S-K.

Response:

The Company notes the Staff’s comment and has expanded its disclosure as requested on pages 137 and 162 of the prospectus.

Financial Statements

Consolidated Statements of Income, page F-4

49.                               Please present pro forma tax expense on the face of your consolidated statements of income for each period presented. Please also disclose pro forma tax expense and pro forma earnings per share in your summary and selected financial data sections.

Response:

The Company notes the Staff’s comment and has revised the Registration Statement to present pro forma income tax expense and pro forma earnings per share information only in the “Summary Historical and Pro Forma Consolidated Financial Data” section and the “Unaudited Pro Forma Consolidated Financial Data” section.

The Company respectfully requests that such information not be required to be included in the historical financial statements. Pursuant to the SEC Training Manual, Topic Three, section IV, such information appears to be required only if the issuer is a sub-chapter S corporation, partnership or similar tax-exempt enterprise. IBG LLC is not the issuer in this offering and therefore we believe that such pro forma income tax expense and earnings per share data are not required to be presented in the historical financial statements of IBG LLC.

2. Significant Accounting Policies, page F-7

Redeemable Members’ Interest, page F-8

50.                               You indicate that, prior to January 1, 2006, member interest grants were initially accounted for as liabilities until six months elapsed from the date of grant, at which time such liabilities were reclassified to redeemable members’ interest as members’ contribution. Please tell us the basis for your treatment and identify the supporting accounting literature.

Response:

The Company supplementally furnishes to the Staff the requested analysis as Exhibit C attached hereto.

Securities Owned, page F-10

51.                               You indicate that substantially all securities owned and securities sold, not yet purchased are recorded at fair value. Please expand your disclosure to clearly state how you determine the fair value of securities owned. Please also expand your disclosure to state how you record securities owned and securities sold, not yet purchased when fair value is not used. Please disclose the specific methods used to determine the value of these instruments.

Response:

The Company notes the Staff’s comment and has added the phrase “based upon quoted market prices” to footnote 2 on page F-10 of the prospectus. All securities owned and securities sold reported in the consolidated statements of financial condition are valued from published prices provided by exchanges, clearing houses or market data vendors.

Note 14 – Commitments, Contingencies and Guarantees, page F-23

Litigation, page F-23

52.                               You indicate that the resolutions of these actions will not have a material adverse effect on IBG LLC’s business or financial condition but may materially impact results of operation for any given period. Please revise your disclosure to clarify whether you believe that the resolutions of these actions will not have a material adverse effect on your cash flows as well.

Response:

The Company notes the Staff’s comment and has added the phrase “and cash flows” to the fourth sentence of the litigation paragraph in footnote 14 on page F-23 of the prospectus.

53.                               You indicate that you have not recorded any liability in relation to litigation matters as there are no matters for which liabilities are probable or estimable. If true, please confirm that additional losses related to pending litigation, in total and for each case individually, are not reasonably possible. If not, please revise your discussion to include each of the disclosures required by paragraph 10 of SFAS 5 and question 2 in SAB Topic 5:Y.

Response:

The Company notes the Staff's comment and supplementally confirms that as of the respective dates of the audited consolidated and the unaudited condensed consolidated financial statements, litigation matters for which losses were reasonably possible, in the aggregate or on an individual case basis, were estimated in the opinion of management to be immaterial and, therefore, not subject to SFAS 5.

Leases, page F-23

54.                               Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Response:

Rental expenses are accounted for on a straight-line basis, including step rent provisions, escalation clauses and other lease concessions. The Company has revised footnote 14 on page F-23 of the prospectus as requested by the Staff to include the phrase “calculated on a straight-line basis.”

Note 15 – Segment and Geographic Information, page F-25

55.                               Please tell us whether revenues from any individual international country are material to total net revenues. If so, please separately identify revenues attributable to any such countries.

Response:

The revenues from each individual international country are not material to the Company’s total net revenues. Specifically, other than the United States, no individual country represents more than 10% of consolidated net revenues. The Company notes supplementally that the majority of its non-U.S. operations are operated and managed through Timber Hill Europe (AG) (“THE”), which is based in Zug, Switzerland, but derived its revenues from activities in 14 countries in Europe and Asia, as of December 31, 2005 (18 countries as of September 30, 2006). For the year ended December 31, 2005, THE represented approximately 26% and 29% of consolidated net revenues and income before taxes, respectively, with other companies and countries respectively contributing net revenues and income before taxes of approximately 8% and 6% combined. The Company has expanded the footnote geographical disclosures in footnote 15 on page F-26 of the prospectus to address the Staff's comment 55.

Condensed Consolidated Financial Statements for the Nine Months Ended September 30, page F-28

56.                               Please make corresponding changes in your interim financial statements to address our comments above, where appropriate.

Response:

The Company notes the Staff’s comment and has made corresponding changes to its interim financial statements, where appropriate.

Recent Sales of Unregistered Securities, page II-2

57.                               Please include all securities issued to employees and principals. See Item 701 of Regulation S-K.

Response:

The Company notes the Staff’s comment and has expanded its disclosure on page II-3 of the prospectus as requested.

Exhibits

58.                               Please file all the exhibits required by Item 601 of Regulation S-K, including:

•                  employee incentive plans, including the ROI Dollar Units and the Agreement as to Member Interest Purchase Rights,

•                  the IBG LLC operating agreement, and

•                  the securities clearing houses standard membership agreements of the operating companies.

Response:

The Company notes the Staff’s comment and has filed multiple exhibits, as described in our response to the Staff's comment 2. With regard to certain of the specific types of exhibits referenced in the Staff's comment 58, we note that (a) the ROI Dollar Unit documentation will not be filed as it relates to a compensation program that is applicable only to employees of IBG LLC and its subsidiaries who are neither directors nor named executive officers of the Company and is also immaterial in amount and significance in relation to the Company’s financial condition, (b) the Agreement as to Member Interest Purchase Rights will not be filed as it relates to a redemption structure that will not be in place subsequent to the offering, and (c) the securities clearing house standard membership agreements will not be filed as the Company does not consider such agreements to be material within the standards of Item 601 of Regulation S-K.

If you have any questions, please feel free to contact the undersigned by telephone at 212.698.8732 (or by facsimile at 212.698.3599). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Adam M. Fox
Adam M. Fox

cc:           Thomas Peterffy

Exhibit A

Analysis Regarding Consolidation of IBG LLC Financial Statements

                The management of Interactive Brokers Group, Inc. (the “Company”) has performed an analysis to determine (1) the appropriate accounting model to apply and (2) which company should consolidate IBG LLC after giving effect to the recapitalization transactions (collectively, the “Recapitalization”) described in the Registration Statement filed by the Company with the Securities and Exchange Commission (as amended, the “Registration Statement”).  This analysis is based on the guidance provided by Accounting Research Bulletin (“ARB”) No. 51 (as Amended), Consolidated Financial Statements (“ARB No. 51”), Statement of Financial Accounting Standards (“SFAS”) No. 94, “Consolidation of all Majority Owned Subsidiaries” (“SFAS No. 94”),  Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51 (“FIN No. 46(R)”) and Emerging Issue Task Force (“EITF”) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF Issue 04-5”). The Company concluded that (1) IBG LLC is not a variable interest entity pursuant to FIN No. 46(R), and thus the voting interest model should be followed and (2) pursuant to the guidance of ARB No. 51, SFAS No. 94 and EITF Issue 04-5, the Company controls and should consolidate IBG LLC.

The key facts underlying the Company’s analysis are set forth below.

Immediately following the initial public offering and in connection with the Recapitalization:

•      The Company will be the sole managing member of IBG LLC and, as such, will operate and control all of the business and affairs of IBG LLC. Specifically, section 5.1 of the Amended and Restated Operating Agreement of IBG LLC (the “IBG LLC Operating Agreement”) states that the “Managing Member shall manage the business of the Company and shall have all of the rights and powers which may be possessed by managing members under the Connecticut Limited Liability Company Act, including, without limitation, the right and power to take any of the actions enumerated in section 5.1 of the IBG LLC Agreement.” The Company will initially own 5.1% of the IBG LLC membership interests.

•      IBG Holdings LLC, a newly formed limited liability company, will be 100% owned by current members of IBG LLC, will own 100% of the Class B common stock of the Company, and will initially own 94.9% of the IBG LLC membership interests.

•      IBG Holdings LLC’s membership interests in IBG LLC have no “kick out rights” or “substantive participating rights” in IBG LLC, as those terms are used in EITF Issue 04-5.

•      IBG LLC maintained equity investment at risk of 9% and 12% of total assets as of December 31, 2005 and 2004, respectively.

Analysis and Discussion:

The Company’s analysis focused on the following issues:

ARB No. 51/SFAS No. 94/FIN No. 46(R)

1.  Does the Company qualify for the business scope exception in paragraph 4(h) of FIN No. 46(R) from the perspective of the Company’s interest in IBG LLC?

No.  IBG LLC does not qualify for the business scope exception from the perspective of the Company’s interest in IBG LLC as the Company’s related parties participated significantly in the design of IBG LLC and IBG LLC is not an operating joint venture.

Paragraph 4(h) of FIN No. 46(R) states:

“An entity that is deemed to be a business under the definition in Appendix C need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist (however, for entities that are excluded by this provision of this Interpretation, other generally accepted accounting principles should be applied):

(1) The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity.  However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.”

Thomas Peterffy, a related party to the Company as defined in SFAS No. 57, “Related Party Disclosures,” was involved in the design of IBG LLC, and thus IBG LLC does not qualify for the business scope exception.

2.  Is IBG LLC a Variable Interest Entity (“VIE”)?

No.  IBG LLC is a Voting Interest Entity (“VOI”), not a VIE based on the following analysis of paragraph 5 of FIN No. 46(R).

Paragraph 5 of FIN No. 46(R) states in part:

“An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exist:

a.     The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.”

Paragraph 9 of FIN No. 46(R) states in part:

“The demonstration that equity is sufficient may be based on either qualitative analysis or quantitative analysis or a combination of both. Qualitative assessments, including but not limited to the qualitative assessments described in paragraphs 9(a) and 9(b) of FIN No. 46(R), will in some cases be conclusive in determining that the entity’s equity at risk is sufficient.”

Those paragraphs provide that the following factors should be considered to determine the sufficiency of the equity at risk:

a.             The entity has demonstrated that it can finance its activities without additional subordinated financial support.

b.             The entity has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional subordinated financial support.

All of IBG LLC’s members’ capital is deemed as equity investment at risk since none of the capital is protected from loss or limited from participating in profits.  Quantitative assessment notes that IBG LLC's equity investment at risk is approximately 10%. As this percentage is at the nominal threshold described in paragraph 9 of FIN No. 46(R), management performed a qualitative analysis considering the factors in paragraphs 9(a) and 9(b) of FIN No. 46(R).

IBG LLC together with its predecessors has been a successful business since 1977 and has been operating without a need for significant funding from external sources. Also, substantially all of IBG LLC’s subsidiaries are regulated operating subsidiaries (broker-dealers) that are required to maintain equity in excess of their respective regulatory capital requirements.  Since the regulated subsidiaries’ equity amounts are sufficient to meet the regulatory requirements and IBG LLC does not have any other material activities, IBG LLC’s equity would be deemed sufficient to fund any of its expected losses.

Based on the above combined quantitative and qualitative analyses of the factors considered in paragraphs 9(a) and 9(b) of FIN No. 46(R), the Company concluded that IBG LLC has sufficient equity at risk and would not be deemed a VIE pursuant to paragraph 5(a) of FIN No. 46(R).

Paragraph 5(b) of FIN No. 46(R) requires that the equity investment at risk has the characteristics of a controlling financial interest, stating in part:

(1) The direct or indirect ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect on the success of the equity.

(2) The obligation to absorb the expected losses of the equity.

(3) The right to receive the expected residual returns of the entity.

The holders of the equity investment at risk in IBG LLC, as a group, absorb the expected losses and residual returns of the entity. The Company, through its status as the Managing Member, controls the decisions made regarding IBG LLC's activities. IBG Holdings LLC retains “protective rights” only in IBG LLC as such rights are defined in paragraph 14 of EITF Issue 04-5 (see EITF Issue 04-5 discussion below).

Based on the above, the equity at risk holders control IBG LLC, and IBG LLC is therefore not a variable interest entity pursuant to paragraph 5(b) of FIN No. 46(R).

Paragraph 5(c) of FIN No. 46(R) states in part;

“The equity investors as a group also are considered to lack characteristic (b) (1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.”

The Company’s  and IBG Holdings LLC’s economic interests in IBG LLC upon the consummation of this offering will be 5.1% and 94.9%, respectively.  Distribution of economic benefits arising from IBG LLC is proportionate to equity ownership, but is disproportionate to control over IBG LLC since the Company, in its capacity as Managing Member, makes all decisions concerning IBG LLC's operating activities. Accordingly, the first condition of paragraph 5(c) is present. Therefore, the second condition of paragraph 5(c) needs to be evaluated to determined whether IBG LLC is a VIE.

IBG LLC does not conduct business activities involving or on behalf of IBG Holdings LLC. IBG Holdings LLC is a holding company with no other business activities and no operating transactions are conducted between IBG LLC and IBG Holdings LLC. IBG Holdings LLC does not have the ability to make decsions about IBG LLC's operating activities, even though it has a 94.9% economic interest in IBG LLC, and therefore it is the investor with disproportionately few voting rights. IBG LLC, through its subsidiaries, is a global electronic market maker and broker in securities, futures and foreign exchange instruments. IBG LLC's day to day activities are for its market making business and its customers. Although IBG Holdings LLC absorbs 94.9% of the losses and returns from these activities, from a business activities perspective, none of such activities are for IBG Holdings LLC. Therefore, the second condition of paragraph 5(c) in not met and IBG LLC is not deemed to be a VIE pursuant to paragraph 5(c).

IBG LLC does not meet any of the characteristics in paragraph 5 of FIN No. 46(R) to be considered a VIE and as such it is deemed a Voting Interest Entity, subject to the provisions of ARB No. 51 and SFAS No. 94.

3.  Under the voting interest model in consideration of ARB No. 51 and SFAS No. 94, who should consolidate IBG LLC?

The Company will be the sole managing member of IBG LLC and the other holder in IBG LLC, IBG Holdings LLC, will have no “kick out rights” or “substantive participating rights” in IBG LLC (see EITF Issue 04-5 discussion below). Therefore, the Company should consolidate IBG LLC.

Paragraph 2 of ARB No. 51 states:

“The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation.”

SFAS No. 94 has replaced ARB No. 51 as the principal authoritative pronouncement regarding consolidation of corporate entities.  Under its provisions, all majority-owned subsidiaries (i.e., all companies in which a parent has a controlling financial interest through direct or indirect ownership of a majority voting interest) must be consolidated unless: (1) control is likely to be temporary, or (2) control does not rest with the majority owner (e.g., if the subsidiary is in legal reorganization or bankruptcy or operates under foreign exchange restrictions, controls or other governmentally-imposed uncertainties so severe that they cast significant doubt on the parent’s ability to control the subsidiary).  The Company will be the sole managing member of IBG LLC, and IBG Holdings LLC will have no “kick out rights” or “substantive participating rights.”  Accordingly, the Company should consolidate IBG LLC.

EITF Issue 04-5

EITF Issue 04-5 further analyzes the respective rights of general partners and limited partners of limited partnerships and similar entities (as stated in paragraph 3—“limited partnerships or similar entities (such as limited liability companies that have governing provisions that are the functional equivalent of a limited partnership)”), which analysis can be applied to the Company as Managing Member (general partner) and IBG Holdings LLC as the non-managing member (limited partner) of IBG LLC, the entity being consolidated.  The relevant paragraphs within EITF Issue 04-5 are discussed further below.

Paragraph 6 of EITF Issue 04-5 states in part:

“The general partners in a limited partnership are presumed to control that limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership.  The assessment of whether the rights of the limited partners should overcome the presumption of control by the general partners is a matter of judgment that depends on the facts and circumstances.  If the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, the general partners do not control the limited partnership.”

Paragraph 7 of EITF Issue 04-5 further states in part that:

“The rights underlying the limited partners’ ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners are collectively referred to as kick-out rights.  The determination of whether the kick-out rights are substantive should be based on a consideration of all relevant facts and circumstances.  Substantive kick-out rights must have both of the following characteristics:

a.     The kick-out rights can be exercised by a single limited partner or a vote of a simple majority (or a lower percentage) of the limited partners voting interests held by parties other than the general partners, entities under common control with the general partners or a general partner, and other parties acting on behalf of the general partners or a general partner; and

b.     The limited partners holding the kick-out rights have the ability to exercise those rights if they choose to do so; that is, there are no significant barriers to the exercise of the rights.”

Paragraph 8 of EITF Issue 04-5 states in part:

“For the purposes of applying paragraph 7, the limited partners’ unilateral right to withdraw from the partnership in whole or in part (withdrawal right) that does not require dissolution or liquidation of the entire limited partnership would not overcome the presumption that the general partners control the limited partnership (that is, the withdrawal right is not deemed to be a kick-out right).  The requirement to dissolve or liquidate the entire limited partnership upon the withdrawal of a limited partner or partners is not required to be contractual for a withdrawal right to be considered as a potential kick-out right.”

The non-managing member may not unilaterally dissolve or liquidate IBG LLC or otherwise remove the Company as Managing Member. Section 11.1 of the IBG LLC Operating Agreement specifies that only the Managing Member (general partner) may determine to dissolve IBG LLC, with an approving vote of the remaining members (limited partners) (i.e., IBG Holdings LLC), unless the (general partner) Managing Member becomes bankrupt, resigns or withdraws as Managing Member, stating in part:

“The Company shall continue until the occurrence of any one or more of the following events:

(a)    such time that the Managing Member, with an approving vote of the remaining Members, determines to dissolve the Company; or

(b)   upon the bankruptcy, resignation, dissolution or withdrawal of the Managing Member,”

With respect to paragraph 8 of EITF Issue 04-5, Section 10.2 of the IBG LLC Operating Agreement states in part:

“No Member shall be permitted to withdraw from the company without the consent of the Managing Member and an approving vote of the remaining Members.”

These provisions prevent the limited partner (IBG Holdings LLC) from asserting that it has substantive kick-out rights as defined under EITF Issue 04-5 since any such actions are dependent on the general partner (the Company) and cannot be unilaterally initiated by the limited partner or be overcome by a vote of the limited partner.  In addition, both the general partner and the limited partner are under the common control of Thomas Peterffy.

With regard to substantive participating rights, paragraph 10 of EITF Issue 04-5 states in part:

“Substantive participating rights provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business.”

Section 5.1 of the IBG LLC Operating Agreement specifies that “the Managing Member shall manage the business of the Company and shall have all of the rights and powers which may be possessed by managing members…” and further outlines in detail those authorities, which represent those significant decisions that would be required in the ordinary course of business.

Paragraph 16 of EITF Issue 04-5 further discusses substantive participating rights, stating in part:

“The Task Force believes that the limited partners rights (whether granted by contract or by law) that would allow limited partners to effectively participate in the following actions of the limited partnership should be considered substantive participating rights and would overcome the presumption that the general partners control the limited partnership:

a.       Selecting, terminating, and setting the compensation of management responsible for implementing the limited partnership’s policies and procedures

b.      Establishing operating and capital decisions of the limited partnership, including budgets, in the ordinary course of business.”

Members other than the Managing Member are not provided with any ordinary course of business decision making authority, as all such authority is vested in the Managing Member under Article V of the IBG LLC Operating Agreement.

Section 5.3 of the IBG LLC Operating Agreement restricts the authority of the Managing Member, stating in part:

“Except with the prior written consent of all of the Members, the Managing Member shall not have the authority to:

(a)   do any act in contravention of this Agreement;

(b)   knowingly perform any act that would subject any Member to personal liability for debts or obligations of the Company in any jurisdiction;

(c)   engage in any activity which substantially changes the nature of the Company’s business;

(d)   sell all or a substantial portion of the Property of the Company;

(e)   merge or consolidate the Company with any other entity;

(f)    convert the Company by whatever means, into a corporation or other form of business entity; or

(g)   dissolve or liquidate the Company.”

None of the above actions are considered to be in the ordinary course of business for IBG LLC and therefore do not fall under the definition of a substantive participating right as defined in EITF Issue 04-5.  Additionally, as defined in Paragraph 14 of EITF Issue 04-5, the rights described in Section 5.3 of the IBG LLC Operating Agreement are considered “Protective Rights” and as such would not overcome the presumption of control by the Company as Managing Member.

Paragraphs 17 -21 of EITF Issue 04-5 discuss specific applications of the ordinary course of business substantive participation rights analysis, stating in part:

“a.   Paragraph 17 - participation means the ability of limited partners to approve or block actions proposed by the general partners;

b.     Paragraph 18 — individual rights, such as the right to veto the termination of management responsible for implementing the limited partnership’s policies and procedures should be assessed based on the facts and circumstances;

c.     Paragraph 19 — factors to be considered as to whether such factors provide for effective participation in significant decisions related to the limited partnership’s ordinary course of business such as: (a) at what level decisions are made-by the general partners or the limited partnership as a whole, (b) relationships between the general partner and the limited partners that are of a related-party nature, as defined in SFAS No. 57, (c) certain limited partners’ rights may deal with operating or capital decisions that are not significant to the ordinary course of business, (d) rights to participate in significant decisions in the ordinary course of business if it is remote that the event or transaction that requires the limited partners’ approval will occur; and (e) general partners who have a contractual right to buy out the interest of the limited partners for fair value or less should consider the feasibility of exercising that contractual right when determining if the participating rights of the limited partners are substantive;

d.     Paragraph 20 refers to Exhibit 04-5A, whose examples were reviewed in the context of this analysis, and were found not to be applicable (see overall assessment and conclusion in following paragraphs) and are therefore not recited in this Exhibit A; and

e.     Paragraph 21 calls for assessment of limited partners’ rights when an investor first becomes a general partner and should be reassessed at each reporting period thereafter for which financial statements of the general partner (the Company) are prepared.”

Management has assessed each of the above paragraphs of EITF Issue 04-5 and Exhibit 04-5A in the context of the IBG LLC Operating Agreement and our business in anticipation of the Recapitalization that will bring about the Company’s appointment as Managing Member.  IBG Holdings LLC as the limited partner does not have rights to participate in decision making in the ordinary course of business as defined by EITF Issue 04-5 and as described above.

Having analyzed the potential impact of EITF Issue 04-5, we have concluded that other members of IBG LLC have no substantive participating rights as they are defined in EITF Issue 04-5.

Conclusion:

Based on the analysis above, the Company has concluded that the financial statements of IBG LLC should be consolidated into the financial statements of the Company.

Exhibit B

Screen Shot of Auction Internet Web Pages

See attached.

B-1

Exhibit C

Analysis Regarding Accounting Treatment of Historical Member Interest Grants

To address the Staff’s comment 50, IBG LLC has provided a brief summary of the terms of the awards and references to the applicable literature applied by IBG LLC to account for the awards.

At the end of each year, management determines the total dollar amount of the employees’ bonuses based on the employee's service and performance throughout the year.  Once the bonus amount is communicated to the employees, the employees are given the choice to take either 100% of the bonus in cash or a portion in cash and a portion in employee member interests based on the current value of the member interests at that date.   As the employees are investing a portion of their cash bonus for the member interest, they are deemed to have made a substantial investment at the point they have purchased the interest.  The employee member interests are considered to be mandatorily redeemable as the awards must be repurchased at their current value by IBG LLC when an employee leaves employment.  The interests may also be put back to IBG LLC by the employee at any time subsequent to the grant date at the then current value.

Prior to the adoption of FAS 123(R), “Share-Based Payment,” on January 1, 2006, IBG LLC applied the provisions of APB 25 and its related interpretations in accounting for its employee member interests.    Specifically, IBG LLC looked to the guidance in FIN 44 and Issue 23 of EITF 00-23 in accounting for the repurchase features contained in the awards.

The specific paragraphs from FIN 44 and EITF 00-23 that were applied included:

FIN 44 paragraphs 67, 68 and 71

“67.        Question 15(a) — Is variable accounting required for a stock option or award with a share repurchase feature (for example, a put, call, or right of first refusal)?

68.          Interpretation — For public entities, except for repurchases for tax withholding pursuant to Question 15(c), variable accounting is required for a stock option or award with a share repurchase feature if the shares are expected to be repurchased within six months after option exercise or issuance of those shares.  If the repurchase feature is a right held by the employee to sell those shares back to the entity, variable accounting shall be required for the award if that right can be exercised within six months of issuance of the shares.  After an option is exercised, the employee bears the risks and rewards of ownership with respect to those shares.  Consequently, a subsequent repurchase of the shares by the entity (except within six months after option exercise or share issuance) represents a separate transaction to acquire treasury stock that shall be accounted for apart from the original stock option or award.

71.          For nonpublic entities, variable accounting shall not be required for a stock option or award with the following share repurchase features:

a.             The stated share repurchase price is equal to the fair value of the shares at the date of repurchase, the employee cannot require the entity to repurchase the shares within six months of option exercise or share issuance, and the shares are not expected to be repurchased within six months after exercise or share issuance.

b.             The stated share repurchase price is other than the fair value of the shares at the date of repurchase (for example, under a book value plan), but the employee has made a substantial investment and must bear risks and rewards normally associated with share ownership for a reasonable period (at least six months).

c.             Shares are repurchased for tax-withholding purposes pursuant to Question 15(c).

EITF 00-23 Issue 23(c):

"Issue 23(c)—Whether variable accounting is required if an employee (or an employee's estate) has the right to put immature shares (at fair value), but that put right is contingent on future events or actions (for example, following the death or disability of the employee, or an initial public offering of the employer's stock).

87.  Paragraphs 68 and 71(a) of Interpretation 44 require variable accounting for awards with puts that can be exercised within six months of issuance of the shares (that is, for any right that permits an employee to put immature shares back to the employer).  In some cases, a put may have a defined life and may be contingent on an event that may not be considered probable of occurrence during that six-month span (for example, death or disability). Issue 23(c) addresses paragraph 68 of the interpretative response to Question 15(a) of Interpretation 44, which provides guidance for public entities. Issue 23(c) also addresses paragraph 71(a) of Interpretation 44, which provides similar guidance for nonpublic entities in that it requires variable accounting if the employee can ". . . require the entity to repurchase the shares within six months of option exercise or share issuance."  Accordingly, Issue 23(c) applies to both public and nonpublic entities if the stated repurchase price is equal to the fair value of the shares at the date of repurchase.

88.  The Task Force reached a consensus that an assessment should first be made as to whether the employee controls the events or actions that would cause the put to become exercisable.  For those events or actions within the employee's control, the put feature should be considered to be a right held by the employee (an active exercisable right) to sell immature shares back to the employer.  Accordingly, variable accounting is required by either paragraph 68 or paragraph 71(a) of

Interpretation 44.  [Note:  This consensus has been nullified by Statement 123(R).  See STATUS section.]

89.  The Task Force reached a consensus that if the employee does not control the events or actions that would cause the put to become exercisable, an employer should assess whether the contingent event is expected to occur (that is, whether occurrence is probable) on an individual grantee-by-grantee basis.  If the contingent event or action is not probable of occurrence (that evaluation would be reassessed throughout the contingency period), the contingent put does not cause variable accounting.  In other words, the put right is not expected to require the employer to repurchase immature shares.  That is, the employee does not currently control the ability to require the employer to repurchase immature shares and it is not expected that the employee will obtain that ability.  However, if the contingent event is probable of occurrence, variable accounting is required.  That is, while the employee does not currently control the ability to require the employer to repurchase immature shares, it is expected that the employee will obtain that ability.  The Task Force noted, similar to the recommendation in Issue 23(b), that all relevant facts and circumstances be considered in assessing whether the contingent event is expected to occur.  [Note:  This consensus has been nullified by Statement 123(R).  See STATUS section.]

90.  The Task Force also observed that if variable accounting is triggered as a result of an assessment that the repurchase of immature shares is expected, variable accounting should cease at the earlier of (a) when that expectation no longer exists, (b) when the put right expires, or (c) when the shares are no longer immature. However, compensation cost recognized while the award was appropriately accounted for as a variable award should not be reversed."

As described above, the employee members’ interest carry both a contingent and noncontingent put feature.  As addressed in paragraphs 87 and 88 of EITF 00-23, since the employees have the right to sell an immature member interest back to IBG LLC, the awards should be accounted for as variable awards until the member interests are no longer considered immature (i.e.; after six months and one day).  Although the referenced guidance does not address the appropriate balance sheet classification of an award, IBG LLC believes that during the period the award is considered immature and variable accounting is applied, the award should be classified as a liability since IBG LLC can be required to pay cash for the award.  Once the awards are no longer considered to be immature, they are reclassified to redeemable members’ interest in accordance with EITF Topic D-98 as the redemption of the award is not within the control of IBG LLC.

On January 1, 2006, IBG LLC adopted FAS 123(R).  Paragraph 29 of FAS 123(R) requires companies to apply the classification criteria in paragraphs 8-14 of Statement 150 to its share-based payment awards although it allows a company to consider the deferrals contained in FSP FAS 150-3.  Because IBG is a nonpublic company and adopted FAS 123(R) using the prospective method, it would not currently be required to apply the provisions in paragraph 12 of SFAS 150 to its previously issued redeemable member interests.